EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-82081 and 033-72372 on Form S-8 of Flowserve Corporation of our report dated June 23, 2009, with respect to the statements of net assets available for benefits of the Flowserve Corporation Retirement Savings Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the year ended December 31, 2008, and the related supplemental schedules of Form 5500, Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2008 and Form 5500, Schedule H, Line 4j- Schedule of Reportable Transactions for the year ended December 31, 2008, which appear in the December 31, 2008 Annual Report on Form 11-K of the Flowserve Corporation Retirement Savings Plan.
/s/ Whitley Penn LLP
Fort Worth, Texas
June 23, 2009